Exhibit 11 Computation of Per-Share Earnings Milacron Inc. and Subsidiaries (Unaudited)

	Three Months Ended Sept. 30,		Nine Months Ended Sept 30,

(In thousands, except per-share amounts)	2003	2002	2003	2002

Loss from continuing operations	$(65,701)	$(4,522)	$(161,582)	$(19,437)
Earnings (loss) from discontinued operations	(1,958)	18,981	(5,675)	(10,300)
Cumulative effect of change in method of accounting	-	-	-	(187,713)

Net loss	(67,659)	14,459	(167,257)	(217,450)
Less preferred dividends	-	(60)	(120)	(180)

Net loss applicable to common shareholders	$(67,659)	$14,399	$(167,377)	$(217,630)

Basic earnings (loss) per share:
Weighted-average common shares outstanding	33,684	33,508	33,620	33,464

Per share amount:
Continuing operations	$(1.95)	$(.14)	$(4.81)	$(.59)
Discontinued operations	(.06)	.57	(.17)	(.30)
Cumulative effect of change in method of accounting	-	-	-	(5.61)

Net earnings (loss)	$(2.01)	$.43	$(4.98)	$(6.50)

Diluted loss per share:
Weighted-average common share outstanding (a)	33,684	33,508	33,620	33,464

Per share amount:
Continuing operations	$(1.95)	$(.14)	$(4.81)	$(.59)
Discontinued operations	(.06)	.57	(.17)	(.30)
Cumulatie effect of change in method of accounting	-	-	-	(5.61)

Net earnings (loss)	$(2.01)	$.43	$(4.98)	$(6.50)

(a)	In 2003 and 2002, potentially dilutive stock options and restricted shares are excluded because their inclusion would result in a smaller loss per common share.

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